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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50101

A6X
3/9

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/08   AND ENDING   12/31/08
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    AUGUSTUS CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    550 MAMARONECK AVENUE, SUITE 508
                                (No. And Street)

HARRISON	NY	10528
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    MARK ABESHOUSE   (914) 777-7600
                                                             (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

    FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                       (Name - if individual state last, first, middle name)

5 West 37th Street, 4th Floor	NEW YORK	SEC Mail Mail Processing Section	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
    ☑ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of it possessions.

MAR 02 2009

Washington, DC
106

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ MARK ABESHOUSE _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ AUGUSTUS CAPITAL, LLC _____ , as of _____ DECEMBER 31, 2008 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _____
Notary Public   Signature

MANAGING MEMBER/CCO
Title

RHONDA S. LEONARD
Notary Public, State of New York
No. 31-4859676
Qualified in New York County
Commission Expires April 24, ~~19~~ 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AUGUSTUS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
  Augustus Capital, LLC:

We have audited the accompanying statement of financial condition of Augustus Capital, LLC (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Augustus Capital, LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 19, 2009


AUGUSTUS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008



ASSETS


Cash and cash equivalents	$	246,949
Fees receivable		5,000
Furniture and equipment		
(net of accumulated depreciation of $89,387)		7,682
Other assets		23,732
TOTAL ASSETS	$	283,363


LIABILITIES AND MEMBER'S EQUITY


Liabilities:

Due to related party	$	83,580
Due to member		82,324
Accounts payable and accrued expenses		37,599
TOTAL LIABILITIES		203,503
Member's Equity		79,860
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	283,363


The accompanying notes are an integral part of this financial statement.


NOTE 1.   PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF
SIGNIFICANT ACCOUNTING POLICIES

Augustus Capital, LLC (the "Company"), a Delaware LLC, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc.

The Company was formed for the purpose of acting as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company records income from commissions as earned.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Cash equivalents consist of shares of a money market fund that are stated at fair value. The Company maintains its cash equivalents in an uninsured money market fund.

No provision for federal, state or local income taxes has been made because the Company is a limited liability company and, therefore, is not subject to income taxes. The Company's income or loss is reportable by its Member on his individual tax return.

NOTE 2.   NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, of the greater of $5,000 or 6 ⅔ % of aggregate indebtedness. As of December 31, 2008, the Company had net capital of $43,446, which exceeded its requirement of $13,566 by $29,880.

NOTE 3.   SIGNIFICANT GROUP CONCENTRATION OF RISK

Substantially all of the fee receivable and fee revenue earned by the Company is received from two entities for which the Company introduced investors. The Company seeks to limit its counterparty risk by regularly reviewing the credit standing of these entities.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2008, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 4.   LEASE COMMITMENTS

The Company and another individual co-signed a 5 year and 2 month lease commencing on September 1, 2006, and are jointly and severally liable under this lease. In addition, the Company has leased two automobiles. Future minimum lease payments required under these leases are as follows:

2009	46,993
2010	47,780
2011	35,507
Total	$ 130,280